                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                           (Amendment No.    4    )*
                                         ---------

                          WESTMORELAND COAL COMPANY
--------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $2.50 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   960878106
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                                (CUSIP Number)

                                 Nelson Obus
                           Wynnefield Capital, Inc.
                        450 Seventh Avenue, Suite 509
                              New York, NY 10123
                                (212) 760-0278

--------------------------------------------------------------------------------

               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                April 25, 2001
--------------------------------------------------------------------------------
                    (Date of Event Which Requires Filing
                              of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f),
240.13d-1(g) check the following box.   / /

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for the parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            CUSIP NUMBER 960878106

(1)  Name of Reporting Persons.        Wynnefield Partners Small Cap Value, L.P.

     I.R.S. Identification
     Nos. of Above Persons (entities only)                                   N/A

(2)  Check the Appropriate Box if a                                      (a) /X/
     Member of a Group (see instructions)                                (b) / /

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                                       WC

(5)  Check if Disclosure of Legal                                            / /
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                               Delaware

     Number of Shares                  (7)  Sole Voting                   75,291
                                            Power
       Beneficially
                                       (8)  Shared Voting                119,898
      Owned by Each                         Power

     Reporting Person                  (9)  Sole Dispositive              75,291
                                            Power
          with:
                                       (10) Shared Dispositive           119,898
                                            Power

(11) Aggregate Amount Beneficially Owned                                 195,189
     by Each Reporting Person

(12) Check if the Aggregate Amount in
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                                        2.7%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)                              PN

                           CUSIP NUMBER 960878106

(1)  Name of Reporting Persons       Wynnefield Partners Small Cap Value, L.P. I
     I.R.S. Identification
     Nos. of Above Persons (entities only)

(2)  Check the Appropriate Box if a                                      (a) /X/
     Member of a Group*                                                  (b) / /

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                                       WC

(5)  Check if Disclosure of Legal                                            / /
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                               Delaware

     Number of Shares                  (7)  Sole Voting                   81,912
                                            Power
       Beneficially
                                       (8)  Shared Voting                113,277
      Owned by Each                         Power

     Reporting Person                  (9)  Sole Dispositive              81,912
                                            Power
         with:
                                       (10) Shared Dispositive           113,277
                                            Power

(11) Aggregate Amount Beneficially Owned                                 195,189
     by Each Reporting Person

(12) Check if the Aggregate Amount in                                        / /
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                                        2.7%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)                              PN

                               CUSIP NUMBER 960878106

(1)  Name of Reporting Persons    Wynnefield Small Cap Value Offshore Fund, Ltd.
     I.R.S. Identification
     Nos. of Above Persons (entities only)

(2)  Check the Appropriate Box if a                                      (a) /X/
     Member of a Group*                                                  (b) / /

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                                       WC

(5)  Check if Disclosure of Legal                                            / /
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                         Cayman Islands

     Number of Shares                  (7)  Sole Voting                   37,987
                                            Power
      Beneficially
                                       (8)  Shared Voting                157,202
     Owned by Each                          Power

    Reporting Person                   (9)  Sole Dispositive              37,987
                                            Power
        with:
                                       (10) Shared Dispositive           157,202
                                            Power

(11) Aggregate Amount Beneficially Owned                                 195,189
     by Each Reporting Person

(12) Check if the Aggregate Amount in                                        / /
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                                        2.7%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)                              PN

                                  SCHEDULE 13D
                          Filed Pursuant to Rule 13d-2

                             INTRODUCTORY STATEMENT

    This statement amends the Schedule 13D previously filed jointly by the Reporting Persons on May 26, 2000, as amended by Amendment No. 1 to Schedule 13D filed jointly by the Reporting Persons on July 27, 2000, Amendment No. 2 to Schedule 13D filed jointly by the Reporting Persons on February 2, 2001 and Amendment No. 3 to Schedule 13D filed jointly by the Reporting Persons on April 9, 2001 (collectively, the "Schedule 13D"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

ITEM 1.   SECURITY AND ISSUER.

    The response to Item 1 is hereby amended and restated, in its entirety, to read as follows:

    This Statement on Schedule 13D ("Statement") relates to common stock, $2.50 par value (the "Common Stock"), of WESTMORELAND COAL COMPANY, a Delaware corporation ("Issuer"). The principal executive offices of the Issuer are located at 2 North Cascade Avenue, 14th Floor, Colorado Springs, Colorado 80903. Included as shares of Common Stock, unless specifically noted otherwise, are the equivalent number of common shares into which Depository Shares of Series A Convertible Exchangeable Preferred Stock of the Issuer, $1.00 par value per Preferred Share, are convertible. Each Depository Share is convertible into approximately 1.7078 shares of Common Stock. The percentage of Common Stock owned has been calculated by dividing:
(1) the number of shares of Common Stock thus calculated by (2) the number of outstanding shares of Common Stock as shown on the issuer's proxy statement filed April 27, 2001 (7,118,413), plus the number of Common Stock shares into which Depository Shares owned by the Reporting Persons are convertible.

    The aggregate number of shares beneficially owned by the members of the Group identified in this filing is 195,189, or 2.7% of the common stock calculated as described above (7,286,802 shares).

ITEM 2.   IDENTITY AND BACKGROUND.

          Not Amended.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not Amended

ITEM 4.   PURPOSE OF TRANSACTION.

          Not Amended.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The response to Item 5 is hereby amended and restated, in its entirety, to read as follows:

          (a) The following table provides the aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons as of May 7, 2001 (based on 7,118,413 shares of Common Stock outstanding as reported on the Issuer's definitive proxy statement filed April 27, 2001). For purposes of calculating the number of voting shares and the total percentages listed below, each is calculated as if each Reporting Person has converted all convertible securities held by such Reporting Person into Common Stock as described in Item1 of this Statement, subject to the total number of shares of Common Stock authorized under the Issuer's Certificate of Incorporation.

                                               Wynnefield
                   Wynnefield   Wynnefield I    Offshore       Total
                   ----------   ------------    --------       -----
Common Stock         10,053        8,647          8,100       26,800
Depository Shares    38,200        42,900         17,500      98,600
Depository Shares
as Converted*        65,238        73,265         29,887      168,389

Percentage**         1.0%          1.1%           0.5%        2.7%

               *As converted into Common Stock at a conversion ratio of
               1.7078 shares of Common Stock for each Depository Share.

               ** Common Stock beneficially owned as a percent of (i) 7,118,413 shares of Common Stock, plus (ii) the number of shares of Common Stock into which Depository Shares held by that entity are convertible, resulting in denominators of 7,183,651; 7,191,678; 7,148,300 and, 7,286,802 respectively.

               CONTROLLING PERSONS

               Each of WCM, Obus and Landes may be deemed to be the beneficial owner of the reported securities beneficially owned by Wynnefield.

               Each of WCM, Obus and Landes may be deemed to be the beneficial owner of the reported securities beneficially owned by Wynnefield I.

               Each of Capital, Obus and Landes may be deemed to be the beneficial owners of the securities owned by Wynnefield Offshore.

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

               Except as set out in this Item 5, each Reporting Person declares that the filing of this Schedule 13D shall not be construed as an admission of beneficial ownership.

         (b)   REPORTING PERSONS

               Each of the Reporting Persons has the sole power to vote or direct the vote and to dispose or direct the disposition of the reported securities it holds.

         (c) The Reporting Persons have sold an aggregate of 286,400 shares of the Common Stock of the Issuer on the open market since the filing of the previous Schedule 13D/A.

         (d)   Not applicable.

         (e) The Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the Common Stock of the Issuer on May 1, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not Amended.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Not Amended.

After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  May 9, 2001

                                 WYNNEFIELD PARTNERS SMALL CAP VALUE, LP

                                       By:  Wynnefield Capital Management, LLC,
                                            its general partner

                                            By:    /s/ Nelson Obus
                                               --------------------------------

                                            Name:  Nelson Obus
                                            Title: Managing Member

                                 WYNNEFIELD PARTNERS SMALL CAP VALUE, LP I

                                       By:  Wynnefield Capital Management, LLC,
                                            its general partner

                                            By:    /s/ Nelson Obus
                                               --------------------------------

                                            Name:  Nelson Obus
                                            Title: Managing Member


                                 WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                                       By:  Wynnefield Capital, Inc.
                                            its general partner

                                            By:    /s/ Nelson Obus
                                               --------------------------------

                                            Name:  Nelson Obus
                                            Title: President




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